American Oil & Gas, Inc.
1050 Seventeenth St., Suite 2400
Denver, Colorado 80265
September 22, 2009
Mr. H. Roger Schwall
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
American Oil & Gas, Inc. (“American”), Commission file no. 001-31900,
Form 10-K for Fiscal Year Ended December 31, 2008, Filed March 16, 2009,
Form 10-K/A for Fiscal Year Ended December 31, 2008, Filed April 24, 2009,
Form 10-Q for the Fiscal Quarter ended March 31, 2009, Filed May 8, 2009,
Form 10-Q for the Fiscal Quarter ended June 30, 2009, Filed August 7, 2009, and
File No. 001-31900 Response Letter filed July 24, 2009

Dear Mr. Schwall:
American is submitting this letter in response to your September 16, 2009 letter with comments to the above referenced documents (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter.
In addition, American is concurrently filing Amendment No. 2 to its Form 10-K for the fiscal year ended December 31, 2008 (“Amendment No. 2”).
Regarding Form 10-K for the Fiscal Year Ended December 31, 2008
1.
We reissue prior comment 3. Please revise the introductory paragraph to the Risk Factors section to specify precisely which portions of which documents you intend to incorporate by reference. Refer to the standards for incorporation by reference set forth in Rule 411. In the alternative, eliminate the reference, and make clear that you include in this section all known, material risks.

Response: In Amendment No. 2, we are revising the Risk Factors section to delete the phrase “and in documents we specifically incorporate by reference in this Form 10-K” and to not refer to risk factors that may be set forth in documents outside the Form 10-K. The revised Risk Factors’ opening paragraph reads as follows:

You should be aware that the occurrence of any of the events described in this section and elsewhere in this annual report or in any other of our filings with the SEC could have a material adverse effect on our business, financial position, liquidity and results of operations. In evaluating our company, you should consider carefully, among other things, the factors and the specific risks set forth below. This annual report contains “forward-looking statements” that involve risks and uncertainties. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our common shares. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline, and you may lose all or part of your investment. Our business operations could also be affected by additional factors that apply to all companies operating in the United States and globally, as well as other risks that are not presently known to us or that we currently consider to be immaterial to our operations. To better appreciate this discussion of risks, we encourage you to first read the descriptions of our business and assets in Item 2 “Properties” of this Part I and Part 2 of this Form 10-K.

Regarding Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008
2.
In your proposed disclosures in response to prior comments 6 and 7, you refer to a “direct competitive energy peer group;” an “energy peer group;” and to a survey of executive compensation paid by oil and natural gas companies.” Please revise to clarify whether these various references are to the same group in each case.

Response: American acknowledges the comment. In Amendment No. 2, we are revising the Compensation Discussion and Analysis section to clarify that the compensation committee considered in January 2008 officer compensation data for a Peer Group of 25 companies and considered in January 2009 subsequent officer compensation data for a Peer Group of 17 companies, as set forth more fully in our response to your Comment #4 below.

3.	Revise to identify all the component companies in this group or in these groups, as applicable.

Response: American acknowledges the comment. In Amendment No. 2, we are revising the Compensation Discussion and Analysis section as set forth in our response to your Comment #4 below. The revisions include a listing of the component companies in our energy peer group.

4.
In addition, enhance your disclosures to include the base salary targets established by your compensation committee and to make clear where the actual base salary amounts paid to your executive officers fall within the targeted parameters.

Response: American’s compensation committee did not use base salary targets with regards to named executive officers’ compensation levels in 2008; however, we have enhanced our disclosure to provide a discussion of how the compensation committee reviewed the executive officer salaries disclosed in SEC filings by the energy peer group, rather than base salary targets, and after reviewing such ranges, the compensation committee recommended to the Board of Directors salary adjustments and cash bonuses for individual executives. We have provided below an excerpt of Amendment No. 2’s disclosures for your reference reflecting our cumulative responses to Comments #2, #3 and #4.

Executive Compensation Program Overview

The executive compensation package available to our named executive officers is comprised of:
•	base salary,
•	cash bonuses at the discretion of our board of directors,
•	long-term incentive compensation, and
•	other welfare and health benefits.

All elements of our compensation are valued and compared, although for 2008 we did not establish specific company and individual target performance goals in determining the compensation for our executives.

In reviewing our officers’ 2008 compensation levels, our Compensation Committee considered management-prepared tables of what our publicly traded peers pay to their officers, as disclosed in recent SEC filings by our peers. Our peers for compensation analysis typically are US-based companies whose primary business is exploration and production of oil and natural gas and whose size or market capitalization is similar to ours. For the Committee’s annual officer compensation reviews in January 2008 and January 2009, the peer group consisted of twenty-five and seventeen companies, respectively.

The January 2008 Peer Group’s twenty-five companies were Abraxas Petroleum (AXAS), BPZ Resources (BPZ), Brigham Exploration (BEXP), Cano Petroleum (CFW), Contango Oil & Gas (MCF), Double Eagle Petroleum (DBLE), Dune Energy (DNE), Evolution Petroleum (EPM), Far East Energy (FEEC.OB), Foothills Resources (FTRS.OB), FX Energy, Inc. (FXEN), Gasco (GSX), Gastar Exploration (GST), GeoPetro Resources (GPR), Infinity Energy Resources (IFNY.PK), Kodiak Oil & Gas (KOG), New Frontier Energy (NFEI.OB), NGAS Resources (NGAS), Panhandle Oil & Gas (PHX), PetroQuest Energy (PQ), PetroResources (now Magnum Hunter Resources, MHR), RAM Energy (RAME), StormCat Energy (SCU), Tengasco (TGC), and Teton Energy (TEC).

The January 2009 Peer Group’s seventeen companies were Abraxas Petroleum (AXAS), Approach Resources (AREX), Aurora Oil & Gas (AOGS), Brigham Exploration (BEXP), Cano Petroleum (CFW), Double Eagle Petroleum (DBLE), Energy Partners Ltd. (EPL), Gasco (GSX), GeoMet (GMET), GeoResources (GEOI), Kodiak Oil & Gas (KOG), NGAS Resources (NGAS), Quest Resource (QRCP), RAM Energy (RAME), REX Energy (REXX), Teton Energy (TEC), and TXCO Resources (TXCOQ.PK). Changes in this list from that of the January 2008 list generally were due to changes in companies’ size and operational characteristics in comparison to our characteristics.

Our CEO’s $95,000 salary in 2008 was lower than any of January 2008 and January 2009 Peer Groups’ CEO annual salaries, which averaged $372,639 and $332,556, respectively. On January 14, 2009, our Board of Directors increased the CEO’s annual salary to $142,500 and awarded him a $50,000 cash bonus. As the largest individual shareholder in the Company, our CEO continues to have substantial motivation and potential reward beyond his direct CEO compensation to do his best as CEO and Chairman of the Board in enhancing shareholder value.

The other four Named Executive Officers received in 2008 cash compensation (salaries and bonuses) that collectively averaged 95% (and individually ranged from 91% to 104%) of the median cash compensation of their counterparts’ salaries and bonuses in the January 2008 Peer Group. On January 14, 2009, our Board of Directors increased the annual salaries of these four NEOs and awarded each of them a $50,000 cash bonus. The increased salaries collectively averaged 100% (and individually ranged from 94% to 103%) of the median cash compensation of their counterparts in the January 2009 Peer Group. The median of those counterparts’ reported bonuses approximated $45,000.

Base Salary

Base salary is designed to provide competitive levels of base compensation to our executives and be reflective of their experience, duties and scope of responsibilities. We pay competitive base salaries required to recruit and retain executives of the quality that we must employ to ensure the success of our Company. The Company’s compensation committee, which is comprised of all non-employee directors, determines the appropriate level and timing of increases in base compensation for the NEOs.

In making determinations of salary levels for the named executives, the compensation committee considers the entire compensation package for executive officers, including the equity compensation provided under long-term compensation plans. The Company intends for the salary levels to be consistent with competitive practices of comparable institutions and each executive’s level of responsibility. The compensation committee reviews and recommends to the Board of Directors adjustments in the base salaries of the Company’s executive officers when deemed appropriate, with consideration of several factors, most notably the following:

•	the executive officer’s long-term employment agreement;
•	the executive officer’s entire compensation package;
•	the qualifications, experience and performance of the particular executive officer;
•	the compensation paid to persons having similar duties and responsibilities in other competitive institutions; and
•	the nature of the Company’s business, the complexity of its activities and the importance of the executive’s experiences to the success of the business.
American acknowledges the following:
•	American is responsible for the adequacy and accuracy of the disclosure in its filings;
•	SEC staff comments or American’s changes to its filing disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	American may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or by any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any questions or require any further information regarding these matters. I can be reached at (303) 991-0173.
Sincerely,
/s/ Joseph B. Feiten
Joseph B. Feiten
Chief Financial Officer
(principal financial officer and principal accounting officer)